Enigma MPC

186 Museum Way

San Francisco, CA 94114

December 15, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Attention: Eric Envall and Dietrich King

Re:	Enigma MPC Amendment No. 1 to Form 10-12G Filed November 9, 2020 File No. 000-56202

Dear Messrs. Envall and King,

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission as set forth in your letter of December 8, 2020, regarding the above referenced amendment to Form 10-12G. For your convenience, your original comments appear in bold, followed by our response. We are concurrently filing Amendment No. 2 to Form 10-12G (“Amendment No. 2”).

General

1.	Please update the registration statement to reflect your understanding with the Division of Enforcement as to the handling of ENG Tokens that were exchanged for SCRT Tokens.

Response: We have updated Amendment No. 2 in response to the Staff’s comment.

Overview, page 4

2.	We note your response to Comment 4. Please clarify here what business activities Gamma partakes in that directly or indirectly are designed to benefit the Secret Network.

Response: We have updated our disclosure on page 4 in response to the Staff’s comment.

Holders of SCRT coins have voted to enable the Secret Network to generate additional SCRT coins..., page 21

3.	We note your response to comment 11. Please clarify in this risk factor whether you, or any of your affiliates, have supported the Community Swap by voting in its favor.

Response: We have revised our disclosure on page 20 in response to the Staff’s comment.

Item 15. Financial Statements and Exhibits, page 39

4.	Please revise to include updated interim financial statements; refer to Article 8 of Regulation S-X.

Response: Amendment No. 2 includes updated interim financial statements.

Notes to Consolidated Financial Statements

Note 1 - Organization and Nature of Operations

B. Settlement of U.S. Securities and Exchange Commission (“SEC”) Administrative Proceeding, page F-9

5.	We note your response to comment 18 stating that the Company hired an independent external expert to provide an estimate for the claims process liability. Please provide us with a summary and reconciliation of the ENG Token liability detailing each of the significant components of the liability (e.g., eligible claimants holding tokens, eligible claimants that sold their tokens at a loss, eligible claimants that exchanged ENG Tokens for SCRT Tokens, etc.), and provide us with a copy of the expert report.

Response: The third party evaluator performed an analysis on all ENG ICO purchasers. The loss that each ENG ICO purchaser incurred by selling ENG Tokens was estimated based on coinmarketcap.com’s publicly available records of the historical prices of ENG Tokens (daily opening price), the day of each exchange deposit, the contributor’s average tokens price, and certain assumptions about the timing of the sale of the deposited tokens.

As part of the analysis, the evaluator pooled together all potential eligible claims from the two main components of the liability: those who held their ENG Tokens continuously since the ICO, and those who sold them. For the latter, statistical assumptions, such as estimating the time between depositing the tokens and selling them, had to be made and therefore several models were suggested to Enigma.

Enigma selected one of the most conservative models, which assumed that ENG Tokens were sold at the lowest possible value according to historical exchange rates. Based on this assumption, the total liability in ENG is 44,093,258, or $24.9 million when translated into the U.S. dollar amount, based on the average token price each purchaser paid in the ICO.

The claims process liability estimate was conducted before the Community Swap started, and as a result, all eligible claimants who took part in such swap are already included in this analysis.

In order for the Staff to complete its review and per its request, Enigma is providing the requested report under separate cover pursuant to Rule 12b-4 (“Rule 12b-4”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and upon a request of confidential treatment pursuant to the provisions of 17 C.F.R. § 200.83 (“Rule 83”). In accordance with Rule 12b-4, the Company has requested that the materials provided be returned or destroyed promptly following the completion of the Staff’s review thereof.

Note 11 - Related Party Transactions, page F-26

6.	We note your response to comment 21 stating that the receipt of the 10 million SCRT Tokens were not reflected in the financial statements because they did not have a material value. Please tell us specifically when the SCRT Tokens were received and provide us with your materiality analysis stating the value of the SCRT tokens and how such valuation was performed, including your consideration of any listed or quoted market prices

Response: The 10 million SCRT Tokens were received in February 2020. Since SCRT was not traded nor sold, it had no established market value. For tax purposes, Enigma needed to determine the tokens’ fair value, and so it hired a valuation service provider who performed a valuation of the tokens in March 2020. The service provider determined the arm’s length price of each ENG token by calculating the discount rates for comparable tokens subject to SEC enforcement actions and applying the median discount rate for those tokens to ENG’s ICO price.  Under this analysis, the service provider determined that the estimated arm’s length price of each ENG token to be $0.00459.  Aware that ENG Tokens could be an alternative for SCRT Tokens and concluding that no economic differences are expected between the two tokens’ utilization potential, the expert also determined the estimated arm’s length price of each SCRT token to be the same as the price of ENG -- $0.00459. Taking the individual value of each SCRT Token, the 10 million SCRT Tokens have an aggregate value of $45,999 which are spread over the 30 month term of the NRE Agreement. This results in an estimated value of $1,533 per month. Based on this, Enigma’s management determined that the value was not material, as it amounted to $3,066 in our fiscal year ended February 29, 2020.

If you have any questions or require additional information, please call our attorneys, David Huberman +972(74) 758-0483 or Oded Har-Even at (212) 660-5002, of Sullivan & Worcester LLP.

Sincerely,

Enigma MPC, Inc.

By:	/s/ Guy Zyskind
Chief Executive Officer, Chief Technology Officer, President and Director

cc:	Robert Klein
Hugh West

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